Exhibit (c)(24)

Preliminary Controlled Company Trading Analyses    AUGUST 10, 2021    STRICTLY PRIVATE & CONFIDENTIAL

STRICTLY PRIVATE & CONFIDENTIAL                Perspectives on Controlled Company Trading Patterns                Based on our recent discussion, Greenhill reviewed the prevalence of controlled companies in the U.S., empirical research on their performance and recent trading levels on a relative basis both broadly and within the consumer sector                While each situation is inherently unique, and the number of controlled companies has increased in recent years, aggregated trading data would suggest that such companies trade at a discount to non-controlled companies on average                In order to isolate case studies in a selected sector, Greenhill reviewed the transition of large, publicly traded private equity firms from controlled partnerships to non-controlled C-Corps                – The firms’ cited similar rationales, principally to attract institutional investor support, broadening the long-term investor base and lowering volatility in trading                – Positive long-term performance versus indices that track the sector following such announcements                KKR, the first PE recapitalization publicly announced in the sector, outperformed the market by 3x on its announcement                2

STRICTLY PRIVATE & CONFIDENTIAL                 Prevalence of Controlled Companies in S&P 1500                 2012 vs. Today                 2012(1) Today                 # Controlled % Sector Controlled (2) # Controlled % Sector Controlled (2)                 Consumer 56 17.2% 70 22.6% Industrials 24 7.6% 21 7.0% TMT 15 5.3% 15 7.9% Healthcare 5 3.2% 18 10.2% Financials 13 4.9% 36 9.6% Other 1 0.6% 11 7.0%                 79 with multi-class 111 with multi-class                Total 114 171                capital structures capital structures                 Source: FactSet, ISS / IRRC Institute                Note: Controlled defined by study as companies with multiclass capital structures with unequal voting rights or ownership of 30% or more of a single class of capital stock by a person or group                1. Data per IRRC Institute study published October 2012 3                2. Based on number of relevant companies and not market value

STRICTLY PRIVATE & CONFIDENTIAL

Summary of Empirical Studies

Controlled Companies in the Standard & Poor's 1500 – Review of Performance & Risk

Key Findings

2012 Study	2016 Follow-Up Study
	Review of 2012 Findings
▪ **Number** of controlled companies **increased** in 10-year period from 2002-2012 (~8% S&P 1500 constituents controlled in 2012)	× **Number** of controlled companies **decreased 8%** in 3-year period from 2012-2015
▪ **Non-controlled** firms **outperformed** controlled firms over the **10-year** study period in terms of total shareholder return (TSR), while **controlled** companies **outperformed** over **shorter time frames** (1-, 3- and 5-years)	? **Controlled** companies **underperformed** non-controlled firms over all periods reviewed (1, 3, 5, 10) with respect to TSR, revenue growth, return on equity and dividend payout ratios
▪ **Controlled** companies with multi-class structures consistently exhibited **more share price volatility** than non-controlled companies	× **No consistent difference** in share price volatility separates controlled and non-controlled
▪ **Controlled** companies had a **higher occurrence** of **accounting-related material weaknesses** and **related party transactions** than non-controlled companies	✓ **Related party** dealings **continued** at controlled companies
	New Findings
	▪ ~70% of all **controlled** companies are concentrated in the **consumer** (52%) and **industrials** (16%) sectors
	▪ **Controlled** companies with multi-class stock structures award significantly **higher average CEO pay** (but median was lower)
	▪ **Controlled** firms' **boards** had **longer** director **tenures**, **less** frequent board **refreshment** and a **higher diversity deficit**

Source: ISS / IRRC Institute

Note: Controlled defined by study as companies with multiclass capital structures with unequal voting rights or ownership of 30% or more of a single class of capital stock by a person or group

Greenhill | 4

STRICTLY PRIVATE & CONFIDENTIAL                Recent Relevant Trading Performance of S&P 1500 Companies                TSR as of 8/6/2021                TSR Over Various Time Horizons                10 Years (1) 5 Years (1) 3 Years (1) 1 Year (1)                All S&P 1500 425.1% All S&P 1500 124.6% All S&P 1500 58.4% All S&P 1500 55.9% Controlled 365.8% Controlled 96.8% Controlled 47.8% Controlled 54.6% Non-Controlled 429.9% Non-Controlled 126.9% Non-Controlled 59.3% Non-Controlled 56.0%                Non-controlled companies on average have overperformed controlled firms over the last 10-, 5-, 3- and 1-year periods                Source: FactSet, IRRC Institute study                Note: Time horizons relative to 8/6/2021. Controlled companies defined as companies with separate classes of shares with different voting rights and / or >30% insider ownership 5                1. Returns based on equal weighted indices of all relevant companies in the S&P 1500

STRICTLY PRIVATE & CONFIDENTIAL Recent Relevant Trading Performance of Consumer Companies TSR as of 8/6/2021 TSR Over Various Time Horizons 10 Years (1) 5 Years (1) 3 Years (1) 1 Year (1) All Consumer 490.5% All Consumer 134.3% All Consumer 81.1% All Consumer 69.7% Controlled 410.3% Controlled 73.4% Controlled 42.8% Controlled 47.0% Non-Controlled 490.1% Non-Controlled 137.2% Non-Controlled 82.6% Non-Controlled 71.6% Consumer companies have outperformed the broader market over the last 10 years, with a similar result with respect to controlled companies vs. non-controlled firms Source: FactSet, IRRC Institute study Note: Time horizons relative to 8/6/2021. Controlled companies defined as companies with separate classes of shares with different voting rights and / or >30% insider ownership 6 1. Returns based on equal weighted indices of all relevant companies in the S&P 1500

STRICTLY PRIVATE & CONFIDENTIAL Selected Case Studies Private equity firms historically structured as partnerships transitioned to single class C-Corps primarily to attract institutional investors Post-Conversion Performance Commentary / Key Rationale 5/3/2018: Announces conversion (1) Conversion from a publicly traded partnership to a KKR Index Full C-Corporation on July 2, 2018 11.4% 1-day 3.9% 1 .2% Stock would be less challenging to buy and own, attracting additional investors 30-day 1 .5% 2.0% Enables mutual funds and index trackers to 90-day 23.7% 3.9% acquire the stock 365-day 11 .4% 4.3% Tax burden less severe after corporate tax decrease 4/18/2019: Announces conversion COVID-19 Conversion from a publicly traded partnership to a BX Index(1) Full C-Corporation on July 1, 2019 1-day 0.0% 0.0% Easier for both domestic and international 29.5% shareholders to own BX 30-day 5.3% (1 .8%) Enables passive investors, such as mutual funds, 90-day 17.2% 1 .9% to acquire shares in BX Restricted by their mandate from acquiring 365-day 29.5% (17.9%) publicly listed partnerships 5/2/2019: Announces conversion COVID-19 (1) Switch from a partnership to a Full C-Corporation A P O Index on September 5, 2019 1-day 1 .0% 0.8% Increase potential for index inclusion (e.g. MSCI, 19.7% 30-day (11 .0%) (6.7%) CRSP, Total Market Indices) Reduced stock price volatility due to expansion of 90-day (0.1%) 1 .7% potential shareholder base 365-day 19.7% (20.8%) Additional tax burden lower as a result of corporate tax rate change 7/31/2019: Announces conversion COVID-19 CG Index(1) Switch from a partnership to a Full C-Corporation 22.8% 1-day (2.4%) (2.3%) on January 2, 2020 One-share / one-vote structure following one-for- 30-day (4.5%) (5.1%) one conversion 90-day 15.3% 2.1% Improve trading liquidity by increasing appeal to a broader group of investors through inclusion in 365-day 22.8% (15.0%) indices and benchmarks Source: FactSet Note: Performance indicators taken at days post conversion announcement 7 1. S&P 500 Financial Select Sector

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